EXHIBIT 99.1

Brookfield Infrastructure Signs Definitive Agreement with Intel

BROOKFIELD, News, Aug. 23, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”), has signed a definitive agreement with Intel Corporation (“Intel”) to jointly fund Intel’s under-construction semiconductor fabrication facility located in Chandler, Arizona.

Intel’s announcement can be accessed here: https://www.intc.com/news-events/press-releases/detail/1568/intel-advances-smart-capital-introduces-first-of-its-kind.

The arrangement supports Intel’s continued build-out of U.S. semiconductor manufacturing capabilities. It also highlights the important role Brookfield Infrastructure expects to play in assisting leading companies like Intel onshore part of the digital backbone of the global economy with the support of our flexible and large-scale capital. Brookfield Infrastructure is investing up to $15 billion for a 49% stake in Intel’s manufacturing expansion at its Ocotillo campus in Chandler, Arizona, with Intel having a 51% stake in this arrangement.

This multi-year capital expansion project will replenish BIP’s existing backlog of capital projects that near completion this year, including the Heartland Petrochemical Complex and the second phase of our build-out of electricity transmission lines in Brazil. This investment forms part of another successful round of asset rotation as we monetize mature assets and reinvest proceeds over time in capital projects that have return and risk expectations in-line with our objectives.

Concurrent with transaction signing, Brookfield Infrastructure secured binding non-recourse financing to fund a significant portion of its capital investment in this arrangement with Intel. BIP’s equity portion for this investment will be phased over the duration of the construction period and is anticipated to be $500 to $750 million in aggregate. Funding is expected to be sourced primarily from retained operating cash flow and proceeds from our capital recycling program, with the majority funded closer to facility commissioning.

Closing of the transaction is targeted for the end of 2022, subject to customary closing conditions.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $750 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information

Media Kerrie McHugh Hayes Senior Vice President, Communications Tel: +1 (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms of the definitive agreement with Intel and the timing and financing thereof.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals and meet other closing conditions relating to the definitive agreement with Intel, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.